January 7, 2025

Jorn Husemoen
Chief Financial Officer
Crown LNG Holdings Ltd
37th Floor
1 Canada Square
Canary Wharf, London
Greater London E14 5AA
United Kingdom

       Re: Crown LNG Holdings Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed December 20, 2024
           File No. 333-282396
Dear Jorn Husemoen:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed December 20, 2024 Crown's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 105

1. We note your response to prior comment 7 and reissue it in part. Please revise your discussion here to highlight the fact that the Selling Securityholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
 January 7, 2025
Page 2
General

2. We note your response to prior comment 13 and that you continue to seek to register the issuance of your common stock upon the exercise of outstanding, privately placed warrants. We reissue the comment. Please provide your analysis as to why you believe you are eligible to register the issuance of the underlying common stock to private placement purchasers as these shares appear to have been offered privately.
       Alternatively, please revise to clarify, if true, that any issuance of your common stock upon the exercise of outstanding, privately placed warrants would be exclusively to third parties which did not purchase the privately placed warrants from you in prior private placements. For guidance, refer to Securities Act Sections Compliance and
       Disclosure Interpretations 134.02.
3. We note you are registering up to 30,000,000 of your Ordinary Shares that are issuable to certain investors pursuant to an Equity Line of Credit
(ELOC) with Arena.
       Please revise to:

             Name Arena as an underwriter;
             Clarify that the parties have executed a binding agreement for the equity line financing;
             Describe the material terms of the agreement, including the material conditions under which you may access the funds available under it, and File the agreement as an exhibit to the registration statement.

       Your disclosure should include:

             All material terms of the equity line agreement, including:
            o the maximum principal amount available under the agreement;
            o the term of the agreement and
            o the full discounted price (or formula for determining it) at which the investor will receive the shares.

             The material risks of an investment in your company and in the offering, including:
             o the dilutive effect of the formula or pricing mechanism on your share price;
             o the possibility that you may not have access to the full amount available to you under the equity line; and
             o whether Arena can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect your share price.

             The material market activities of Arena, including:
            o any short selling of your securities or other hedging activities that Arena may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and
 January 7, 2025
Page 3

            o how Arena intends to distribute the securities it owns or will acquire.

             How the provisions of Regulation M may prohibit Arena and any other distribution participants that are participating in the distribution of your securities from:
             o engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect;
                and
             o purchasing shares in the open market while the equity line is in effect.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 or Daniel Morris at 202-551-3314
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:   Andrew M. Tucker, Esq.